FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, December 17, 2020

Ger. Gen. No 27/2020

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you in the attached Significant Event of a letter sent today by our parent company, Enel SpA, where said Company reports its plan to launch a voluntary public offer for the acquisition of shares and American Depositary Shares ("ADS") of Enel Américas for up to a maximum of 10% of its current share capital. The public offer for the acquisition of shares will be launched at the price of 140 Chilean pesos per share (or its equivalent in US dollars at the time of payment in the case of the ADSs).

The public offer for the acquisition of shares offers shareholders the opportunity to sell their shares at a price higher than 109.79 Chilean pesos per share which, in accordance with the law, Enel Américas must offer shareholders who decide to exercise their right of withdrawal at the time of the merger.

As indicated by Enel SpA in the accompanying letter, the public offer for the acquisition of shares will not be launched if the merger by incorporation of EGP Américas S.p.A. into Enel Américas and the amendment of the Enel Américas´ bylaws do not become valid before December 31, 2021.

Further details can be found in the above-mentioned letter, which is attached.

Yours truly

MAURIZIO BEZZECCHERI

Chief Executive Officer

Enel Américas S.A.

cc.:         Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

Administrator Delegato e Direttore Generale Viale Regina Margherita 137-00198 Roma T + 39 0683054665

Enel-Cor-17/12/20-0025166	Enel Américas S.A. Santa Rosa 76 Santiago Chile
Rome	For the attention of Francisco de
Borja Acha December 17, 2020	Chairman

Rome For the attention of Francisco de Borja Acha December 17, 2020 Chairman

Dear Mr. Chairman,

Regarding the integration process in Enel Américas S.A. ("Enel Américas") of Enel SpA's ("Enel") business in the unconventional renewable energy sector in Central and South America, except Chile, I hereby would like to inform you that Enel has decided to make available a liquidity mechanism to minority shareholders who wish to reduce their stake in Enel Américas as a result of the above-mentioned process on better terms than those offered to dissident shareholders by their right to withdrawal.

To this end, and in the event that all the agreements submitted for the approval of the Extraordinary Shareholders' Meeting of Enel Américas on December 18, 2021 are approved and the other conditions precedent which the merger of Enel Américas and EGP Américas SpA is subject to, pursuant to the document entitled "Merger Terms and Conditions", Enel would make a public share acquisition offer, in relation to all Enel Américas´ shares and American Depositary Shares ("ADSs"), for the acquisition of shares that represent up to a maximum of 10% of its current share capital. The public share acquisition offer would be priced at 140 Chilean pesos per share (or its equivalent in US dollars at the time of payment in the case of ADSs). The public share acquisition offer would become effective immediately after the merger is concluded and would be subject to the compliance with all the requirements stemming from Chilean and US regulations and others that might apply.

This commitment shall subsequently lose its value and effect if the merger of Enel Américas and EGP Américas SpA and the amendment of Enel Américas´ bylaws is not carried out by December 31, 2021 under the terms approved at said Extraordinary Shareholders' Meeting.

Finally, I would kindly request that the content of this letter is duly made public and disseminated in order to become known to all Enel Américas shareholders and other interested parties.

Yours truly

Francesco Starace

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: December 17, 2020